Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

May 12, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Edwin Kim

Re:	Churchill Capital Corp II
Amendment No. 1 to Registration Statement on Form S-4
Filed March 15, 2021
File No. 333-252365

Ladies and Gentlemen:

On behalf of Churchill Capital Corp II (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 30, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Questions and Answers

What is the Maximum Number of Allowable Redemptions for the Merger to Proceed, page ix

1.	We note your response to prior comment 2 regarding the maximum number of allowable redemptions for the merger to proceed. You indicate that if only the First Step Prosus Investment closes upon the close of the merger, the maximum number of public shares that may be redeemed for the merger to close is 16,134,376 Class A shares. Please clarify if the Second Step Prosus Investment is unavailable and the redemptions exceed 16,134,376 Class A shares, whether you may be able to seek alternative financing or if the merger will not consummated.

The Registrant acknowledges the Staff’s comment and advises the Staff that on May 3, 2021, Prosus received notice from CFIUS that it has concluded all action under Section 721 of the DPA and determined that there are no unresolved national security concerns with respect to the Prosus PIPE Investment. As a result, the Registrant has revised the Registration Statement to reflect a maximum redemption scenario assuming both the First Step Prosus Investment and the Second Step Prosus Investment are consummated at the closing of the Merger. In addition, the Registrant has revised the Registration Statement to clarify that if the number of redemptions exceeds 55,738,336 Public Shares, (a) Churchill may seek alternative financing, which would be subject to certain terms and conditions set forth in the Skillsoft Merger Agreement and the Subscription Agreements, (b) subject to certain conditions, the Available Cash Condition may be waived by Skillsoft, in which case the Merger may be consummated despite exceeding the maximum redemption scenario or (c), if Churchill is not able to obtain alternative financing and Skillsoft is not willing to waive the Available Cash Condition, the Merger will not be consummated. Please see page ix of Amendment No. 2.

Summary, page 1

2.	We note your response to prior comment 7 regarding the number of PIPE shares that will be issued as part of both the First and Second Step Prosus Investments. Given that there is a 35% beneficial ownership limitation for Prosus that would limit its Second Step Prosus Investment if there are significant amounts of SPAC share redemptions, please clarify the relevance of providing fully funded Second Step Prosus Investment and a 46% beneficial ownership for Prosus on pages 24 and 136 in a maximum redemption scenario. Please revise to clarify that actual amount of shares that would be issuable to Prosus in a maximum redemption scenario. Please also clarify on page 25 that the First Step Prosus Investment-only table is due to the Second Step Prosus Investment being delayed or block due to the CFIUS review or related issues.

The Registrant acknowledges the Staff’s comment and advises the Staff that, pursuant to the Prosus Subscription Agreement, the 35% beneficial ownership limitation for Prosus is calculated on a fully-diluted and as-converted basis, except that any Prosus Warrants are not included in such calculation unless they have been exercised and the underlying shares of Churchill Class A common stock have been issued. Therefore, in a maximum redemption scenario, assuming both the First Step Prosus Investment and the Second Step Prosus Investment are consummated concurrently with the Merger, 50,000,000 shares of Churchill Class A common stock would be issued to Prosus (the “Prosus Shares”), which would represent approximately 33% of the issued and outstanding shares of Churchill Class A common stock on a fully-diluted and as-converted basis, excluding the Prosus Warrants. This Prosus beneficial ownership percentage is calculated by dividing (A) the number of Prosus Shares to be issued, by (B) the sum of (i) the number of issued and outstanding shares of Churchill Class A common stock upon consummation of the Merger (including the Prosus Shares) after giving effect to the Maximum Redemptions, (ii) the shares underlying 23,000,000 public warrants to purchase Churchill Class A common stock at $11.50 per share that are outstanding, (iii) the shares underlying 15,800,000 private placement warrants issued to the Sponsor for $1.00 per warrant to purchase Churchill Class A common stock at $11.50 per share at the time of the Churchill IPO, (iv) the shares underlying 1,500,000 Working Capital Warrants issuable to the Sponsor for $1.00 per warrant to purchase Churchill Class A common stock at $11.50 per share as repayment for the $1,500,000 Sponsor Loan dated November 2, 2020, at consummation of the Merger, and (v) 1,000,000 shares of Churchill Class A common stock to be issued at the closing of the Merger in connection with the SuRo PIPE Investment.

In the Registration Statement, the Registrant presented illustrative ownership of the PIPE Investors in a maximum redemption scenario based on the number of shares expected to be issued and outstanding upon consummation of the Merger, excluding any shares underlying or to be issued under (i) the public warrants, (ii) the private placement warrants, (iii) the Working Capital Warrants, (iv) the warrants to be issued to Global Knowledge at the consummation of the Global Knowledge Merger, (v) the Lodbrok Subscription Agreement, (vi) the Tarr Options, (vii) the Tarr RSUs, (viii) the Prosus Warrants, and (ix) the Incentive Plan. Under such scenario, the Churchill ownership percentage of the PIPE Investors (i.e., Prosus and SuRo) would be 46%.

In addition, the Registrant advises the Staff that, as noted above in response to comment 1, the Registrant has revised the Registration Statement to reflect a maximum redemption scenario assuming both the First Step Prosus Investment and the Second Step Prosus Investment are consummated at the closing of the Merger. Please see page 25 of Amendment No. 2.

3.	With respect to prior comment 8, please provide more details of the purpose of your potential CFIUS review under Section 721 of the Defense Production Act. It is not clear if you believe the review is a routine matter due to Prosus being a foreign-owned entity affiliated with Naspers Ltd., a South African entity, or if it involves any other potential national security issues.

The Registrant acknowledges the Staff’s comment and advises the Staff that the purpose in filing a Joint Voluntary Notice with CFIUS for approval of Naspers Limited’s (“Naspers”) proposed indirect investment in Skillsoft and Global Knowledge, through Naspers’s subsidiary Prosus and the Registrant, was twofold. First, recognizing that Skillsoft and Global Knowledge each provide products and services to U.S. Government customers, the parties determined that CFIUS should have the opportunity to review the investment before it was effectuated. Second, Naspers desired to obtain the legal safe harbor for its investment that is afforded by the CFIUS approval. The filing was not animated by any specific national security concerns.

Audited Consolidated Financial Statements of Pointwell Limited
Notes to Consolidated Financial Statements.
Note (2) Summary of Significant Accounting Policies
Note (21) Subsequent Events, page 62

4.	Please clarify your response to prior comment 27 that indicates because these renewals represented a new contract with a customer, these adverse business impacts did not represent modifications to existing contracts and any contract holidays (or free service months provided as part of entering new arrangements) were accounted for as part of the new arrangement. Please confirm that contracts with terms of greater than one year did not have modifications. In addition, consider disclosing the amount of revenue recognized from contracts durations of one or less and those of more than one year.

The Registrant acknowledges the Staff’s comment and advises the Staff that the renewals referenced in the prior response were with regard to Skillsoft contracts being entered into with customers for new subscription arrangements when the term of their current subscription was ending. Skillsoft management confirms that there were no material modifications to any contracts where the subscription term was in process, including those that had a duration of over one year. In certain instances, when a customer enters into a new subscription agreement and Skillsoft provides free service months as an inducement, Skillsoft reflects this as a component of the new contract’s consideration and performance obligations, although this business practice is not common. Skillsoft has modified the disclosure in the revenue recognition accounting policy footnote to indicate that approximately one third of revenue recognized each year is related to contracts that have an original duration of one year or less.

Security Ownership of Certain Beneficial Owners and Management of Skillsoft, page 189

5.	We note your response to prior comment 19 regarding the pre-merger beneficial ownership of Skillsoft. Please disclose the natural person(s) that hold voting and/or investment power over the shares beneficially owned by Skillsoft's principal stockholders and affiliated funds.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 188 and 189 of Amendment No. 2.

Certain Unaudited Prospective Financial Information, page 229

6.	We note your response to prior comment 22 regarding the financial projections for Skillsoft and New Skillsoft. Please incorporate your response as to why estimated adjusted levered free cash flow for 2020 or 2021 forecasts were considered immaterial. Further, please quantify the adjustments the Churchill board made to the financial information forecasts provided by Skillsoft management. With respect to the "15% selectivity" adjustment that was applied to the Global Knowledge management's revenue forecasts by the Churchill board, please clarify what you mean by this term. It is unclear if you mean that Churchill reduced the Global Knowledge management's revenue estimates by 15%. Further, please provide a more detailed discussion of the "performance, business, economic, market and financial conditions" that led to these revisions by Churchill's board. You should describe all material trends and uncertainties to allow investors understand the why the 15% selectivity adjustment was made.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 228 of Amendment No. 2.

Note (j) Content and Software Development Expenses, page F-36

7.	We note from your response to prior comment 24 that Skillsoft develops a variety of proprietary content and training assets either internally or through collaboration with outside contractors using Skillsoft’s design, development and production tools, and Skillsoft expenses the cost of internally developed content as incurred, given Skillsoft’s content database is frequently being updated with individual assets therein being refreshed or replaced. Help us better understand how often the content is refreshed or replaced. Further, describe how substantive or significance is the refreshment and replacement of the content. Indicate whether the content is entirely replaced or whether the prior content is no longer relevant and no benefit can be derived from it. Explain whether a customer can retain or has access to the prior content. Indicate whether the content resides in a customer's library. Cite the accounting guidance that you are relying upon in making this determination. Your response should address both your proprietary content and training assets and Content Partner IP. In addition, please consider disclosing how much is spent on securing and providing content.

The Registrant acknowledges the Staff’s comment and advises the Staff that having content that is current and fresh is a critical requirement in the highly competitive market in which Skillsoft operates. Its customers expect and often require frequent additions and updates to Skillsoft’s content library. Individual content assets can quickly become obsolete due to (i) changes in laws or regulations, which heavily impact compliance offerings, (ii) technological advances in the subject matters covered in Skillsoft’s technology and development offerings, which may result from new research, evolving best practices or, in the case of courses covering specific software platforms, updated software releases from third party developers, (iii) changes in trends and customer preferences or (iv) other factors. Changes required to the Skillsoft content library due to these dynamics have a wide variety of outcomes, where it may be required to make minor updates, perform major overhauls or replace or remove titles in their entirety. The majority of Skillsoft’s proprietary content will require more than minor updates or replacement within three years and Skillsoft often has to make refinements and other updates more frequently.

With respect to Skillsoft’s customers’ ability to access prior content titles, Skillsoft controls its content library and the hosting environment from which content assets are deployed. As a result, customers typically are not able to access or bookmark older versions or discontinued content.

For Skillsoft proprietary content and training assets, when evaluating the relevant accounting guidance for content development, Skillsoft management first concluded that its spending would be similar to costs to develop or acquire database content. Skillsoft proprietary content is authored and developed internally and either produced entirely by Company personnel or through direct collaboration with outside contractors which use Skillsoft’s design and production tools to help formulate the content which Skillsoft maintains editorial control over. Skillsoft management considered the guidance in ASC 350-30-25-3 which states costs of internally developing, maintaining, or restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business or nonprofit activity and related to an entity as a whole, shall be recognized as an expense when incurred. Since its content is internally developed and inherent in continuing Skillsoft’s commitment to its customers, Skillsoft management concluded such costs should be expensed as incurred when applying this guidance.

For Skillsoft’s Content Partner IP, royalty payments are generally calculated based on actual usage or number of users who have access to the content and are paid as earned over the term of the agreement. The liability for Content Partner IP royalty payments arises upon the actual usage or provisioning of such content for customers. The royalties paid relate to past performance and do not provide residual rights to use such content once the license agreements terminate. Skillsoft considered whether an asset is acquired when it enters into these royalty agreements and notes that under 805-50-30-12, assets are recorded either at the amount paid when consideration provided is cash or the fair value of any liabilities incurred (unless the fair value of the assets acquired is more clearly evident and reliably measurable). Since the royalty payment liability is not incurred until actual usage or provisioning, there is no initial asset to be recognized. Accordingly, Skillsoft recognizes royalty expense as the cost is incurred in accordance with ASC 340-40-25-8, which states costs that relate to satisfied performance obligations (or partially satisfied performance obligations) in the contract are expensed as incurred.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comment to add disclosure of these costs in the notes to Skillsoft’s financial statements for the year ended January 31, 2021. Please see page F-45 of Amendment No. 2.

Note (3) Revenue, page F-41

8.	Your response to prior comment 25 indicates that you are the principal in your customer arrangements which include hosted access to Content Partner IP. You further state "Skillsoft is the principal for all contractual arrangements where the customer is receiving access to its proprietary content." Please clarify whether you have control over all content that is accessible to your customers. We refer you to ASC 606-10-25-30. In addition, tell us and disclose the amount of fees paid to Content Partner IP providers for each period presented.

The Registrant acknowledges the Staff’s comment and advises the Staff that Skillsoft customers generally have fixed fee subscription arrangements which allow their employees to have access to one or more categories of hosted content assets in our library which includes both Skillsoft proprietary content and Content Partner IP for a specific contractual term. Skillsoft management considered the guidance in ASC 606-10-25-30, and have previously concluded that its subscription agreements represent a stand-ready obligation to provide hosted learning content to its customers and this obligation is satisfied over time as the customer simultaneously receives and consumes the benefits over the subscription period. Skillsoft’s customers’ employees can select from the courses and titles which are available in Skillsoft’s content library when they access it. Skillsoft has complete control over the inclusion of Content Partner IP in its content libraries and has the right to add, update or replace individual titles or courses in its libraries at any time during a customer’s subscription period. Accordingly, Skillsoft concluded that it controls what content is available in the library throughout a customer’s contractual period.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comment to add disclosure of these costs in the notes to Skillsoft’s financial statements for the year ended January 31, 2021. Please see page F-46 of Amendment No. 2.

*****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission Morgan Youngwood Stephen Krikorian Jan Woo

Churchill Capital Corp II
Michael Klein